July 13, 2009

Dear Shareholder

As indicated in our prior letter, we want to update you on the status of each of the properties in the BellaVista portfolio. As many of you know, for the past several years we have been operating in what are the worst real estate and credit markets since the Great Depression. These unprecedented market conditions created situations where a number of our original borrowers or development partners were unable to meet the terms of their contracts with us. Accordingly, BellaVista, operating in good faith and in the interests of our shareholders, assumed either outright ownership of various projects ("REO" properties) or some increased level of control of other projects ("Controlled" properties). These changes in ownership or control were not only a very time consuming process for management and the Board but also were very costly to the company in terms of assuming responsibility for any completion costs, senior debt payments, property taxes, insurance, marketing, maintenance, etc.

Overall this resulted in a major change in scope and a retooling of BellaVista's operations and focus. Recognizing this transition, from being a lender and occasionally a passive development partner to becoming an active owner/developer, property manager and in some instances a landlord, the Board integrated the realities of this change in focus into our restructuring plans. As a result, over the past several years, the Board has made significant changes in organizational structure, personnel and has significantly increased the level of direct board member involvement in operations. We believe we have better protected our investment by implementing these changes to deal with the realities of the Company's new focus.

In terms of our primary goals, the Board developed and has implemented a restructuring plan and specific strategies for each of BVC's REO and Controlled properties that are consistent with our plan for the controlled liquidation of the Company's portfolio coupled with initiating a share repurchase program. We believe these actions will maximize value and hasten our ability to begin a share repurchase program.

Included with this letter are a summary of the tangible results we have achieved to date and an update on each of the properties in the portfolio. This information should give you a solid sense of what has been accomplished over the past several years. As you can see, even in this very difficult market, we have made and are continuing to make very solid progress along the path of the controlled liquidation.

Rest assured that your Board, individual shareholders like the vast majority of you, is focused on managing the REO and Controlled properties to maximize value, with the goal of selling these properties over the next several years (market permitting) with proceeds first being used to retire existing debt and then being used to fund a tax efficient repurchase of your shares. It should clearly be noted that the timing for share repurchase is dependent on when properties are sold, at what price and when all of the existing debt is repaid.

We appreciate your understanding and support as we continue to direct all of our efforts to achieve the best possible outcome for all of our shareholders.



William Offenberg       Jeff Black           Patti Wolf          Robert Puette
(408) 396-3971          (408) 499-0352       (480) 563-3351      (408) 309-3710


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          On the Path of a Controlled Liquidation and Share Repurchase
                         Summary of Results - July 2009


In terms of tangible results, BVC has (either directly or, where applicable, in cooperation with our development partners or borrowers)

     >>   Completed  the  restructuring  and  outsourcing  plan,   resulting  in
          significant successive annual decreases in BVC's operating cost

     >> Achieved the projected returns for our two projects in Redwood City & Tahoe

     >> Recaptured 65% of the original investment in Livermore Village via a sale to City of Livermore.

     >> Assumed control of and completed 3 "For Sale" projects and then converted them to either full Rental or a hybrid "For Sale" and Rental mix

     >> Substantially completed the funding and construction of all remaining investments

     >> Prevailed or achieved favorable settlements in all the remaining shareholder law suits. In all cases we either recouped or were awarded our defense costs

     >> Repurchased more than 3.8 million shares over the past 3 years. This is in addition to the more than 3 million shares BVC repurchased in early 2005.

     >>   Sold 68 condo units

     >>   15 condo units in escrow

     >>   Rented 39 condo/apartment units

     >>   Sold 9,818 s.f. of retail space

     >> Converted a 40 unit condo property to apartment operation that nearly 90% leased up and has positive cash flow

     >>   Paid down  almost $12  million  debt in the past 12 months  while only
          increasing  the  authorized   borrowings  under  2  private  placement
          operating credit lines by $3 million

     >> Made good progress paying down these 2 operating credit lines with proceeds from recent sales to $2.4 million and look forward to a successful conventional refinancing at more favorable rates.


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                    BellaVista REO and Controlled Properties
                            Status Update - July 2009


Cummings Park - East Palo Alto, CA

This is a mixed use retail and residential condominiums with 30 residential units: 24 market rate, 6 below market rate ("BMR") and 7 retail units totaling approximately 21,696 s.f. This project is located in the same shopping area as Best Buy, Sports Authority and Nordstrom Rack and across from Ikea. BVC assumed a higher level of control of the project in spring of 2008. A successful live auction of 22 market rate residential units was completed in June 2008. BVC took over complete management of the project in September of 2008. The two remaining market rate residential units are in escrow at this time. Four BMRs are available. The City of East Palo Alto finds and selects buyers for the BMRs. The City's list is oversubscribed with the main obstacle to closing these units being lack of available financing. We recently closed the sale of 9,818 s.f. of the retail space. BVC plans on keeping the remaining retail space until it is leased up and the retail "For Sale" market improves. Bank debt has been paid down substantially, by nearly $12 million. The project can be viewed at www.cummingspark.com.

Frank Norris Place - 81 Frank Norris Street (at Polk between Pine and Bush), San Francisco

This project is a 32 unit market rate residential condo project developed and entitled specifically for active seniors (55 and over). The developer completed the project and sold several units. BVC reached agreement with the developer in the Spring 2008, and took title to the remaining 14 units in the project as a settlement with the borrower. We have been actively marketing the 14 units for both sale and lease. Five of the units are leased and 1 is in contract to sell. The debt has been paid down substantially from the proceeds of the 18 units sold to-date. Our bank lender on this project has recently extended the maturity date on the loan for three years. This longer maturity should allow the company to rent and sell units over the next 24 to 36 months so as to achieve the best possible result. The project can be viewed at www.81franknorris.com. .

Brighton Apartments - 1000 Brighton Ave, Modesto, CA

The Brighton project is a 40 unit apartment project that was originally a JV project with BVC. The conversion to condominiums was completed in the Q4 of 2007. BVC and the Developer agreed shortly thereafter not to market the units as condos due to the weak local demand for this type of product. The project was then converted to an Apartment complex. Renting began in late Q1 2008 and has been very successful. Currently, 35 of the 40 apartments are leased. Due to lack of equity remaining in this project, our developer partner resigned his ownership and management of the project in September 2008. As a result, BVC assumed complete control and management of the project. BVC is currently in the process of attempting to replace the private placement credit line of $1.5 million with traditional bank-sourced mortgage financing. We believe that the value of this property will increase over the next several years as a steady rental history is established. The project can be viewed at www.1000brighton.com



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MacArthur Project - 487 W. MacArthur Blvd, Oakland, CA

This project is a 16 unit residential condominium project that was completed in spring 2009. The units are a mix of townhouse style and loft homes. BVC is the lender on this project and has been involved in the completion of the construction. The project will be marketed and sold using a live auction in late summer 2009. The plan is to sell all the units through this process. BVC will receive all net proceeds from the auction. These proceeds will be used to retire existing debt on other properties in the portfolio. The marketing and auction can be viewed at www.auction485westmac.com .

The Cathedral Building - 1615 Broadway, Oakland, CA

This unique project in the heart of Oakland, at the entrance to the Uptown District, was completed by the developer in the Q1 2009. The project is a historic building that has been subdivided into condos by floor. It is a mixed use project with 1 large retail unit on the ground floor/basement, 5 office/commercial units on the next 5 floors and 7 residential units, most with commanding views and unique floor plans on the 7 upper floors. The Company is entitled to the net proceeds from all sales until the loan is paid in full. Currently 1 office unit has closed and 2 other units are under contract. The company expects there to be major progress on sales in the second half of 2009. The project can be viewed at http://www.brogproperties.com.

2555-65 Pulgas Avenue, East Palo Alto, CA

This project was initially designed as an urban loft style complex. The city of East Palo Alto was very much in favor of this type of development and the project moved through a significant portion of the initial entitlement process. BVC was the first lender. Unfortunately, the decline in the real estate market and the very tight credit market prevented the developer from being able to move forward. BVC took title to this land through foreclosure in December 2008. The company has addressed a number of outstanding issues including insurance and property tax items. The property has just been listed for sale. However, it is likely to take 18 to 36 months to find a suitable buyer and close on a sale.

189 Gilmartin Drive, Tiburon, CA

This is a 5 bedroom, 6.5 bath luxury home with commanding views of the East Bay from the Gilmartin hillside in Tiburon. BVC was the original lender on this project. The developer failed to complete the project. BVC took title to the project several years ago and went on to finance the completion of the home. BVC has a traditional bank mortgage that was originally secured after the project was complete. The lender has and is being very cooperative with BVC through this prolonged completion and marketing process. This very prestigious and well located property is listed for sale at just under $5 million. The property can be viewed at http://www.pacunion.com/Homes/SearchAction.cfm?SearchType=MLSNumber&State=CA&MLS
Number=20730217&Submit.x=14&Submit.y=8.



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7318 Crane Road, Oakdale, CA

This property consists of two separate parcels of land that are approved for 50 residential lots. The approvals for the subdivision have been extended until June 2010. Currently there is one existing home on the property that is leased. BVC owns 40% of this investment. The ownership is subject to a mortgage of approximately $600,000 on one of the two parcels. The payment of this first mortgage is serviced by the tenant occupying the existing home on the property. Due to the present lack of demand for residential lots in Central California, the plan is to hold the property until market demand increases.

26414 Lone Tree Road, Escalon, CA

Escalon is a commercial property with two large metal buildings, a modular home and shop totaling 17,500 s.f.. BVC owns 21% of this first deed of trust. This property is occupied by the former borrower, who continues to operate his business at the property and has agreed to pay a market-rate rent. Based on the current weak local market, the plan is to hold the property until the market improves.

3100-3120 Alum Rock Avenue, San Jose, CA

This is a multi-tenant retail project located at the intersection of Alum Rock and White Road in San Jose. The borrower is in default on the BVC loan. The borrower has formally agreed to and BVC has assumed control of the property management activities including tenant relations and the collection of rents. The property is 95% occupied with 13 different tenants. The current gross rents generate sufficient cash flow to service the first mortgage, property tax, insurance and maintenance.



Please note that the property web sites cited in this letter are composed and controlled by third parties and not by the Company. The Company has reviewed the content of each site and believes that it is accurate as of the date hereof, but the Company does not assume any responsibility for the accuracy and completeness of the information on these independent web sites now or at any time in the future.